ANNONA ENERGY INC.
                 2316-A Willemar Avenue, Courtenay B.C. V9N 3M8
                            Telephone (250) 898 8882
                             annona.energy@yahoo.com
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August 12, 2013

Ann Nguyen Parker, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Annona Energy Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    File No. 333-187648

Dear Ms. Nguyen Parker,

This letter shall serve as the request of Annona Energy Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Wednesday, August 14, 2013, 11:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

The company further acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Lawrence H. Jean
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Lawrence H. Jean
Chief Executive Officer & Director